PROSPECTUS Dated March 14, 2018 and	PRICING SUPPLEMENT NO. 3
PROSPECTUS SUPPLEMENT Dated March 14, 2019	Dated June 13, 2019
Registration Statement No. 333-223639
Filed Pursuant to Rule 424(b)(2)

€5,402,436,298
FORD MOTOR CREDIT COMPANY LLC

EURO MEDIUM-TERM NOTES
Due Nine Months or More from Date of Issue

SGD$300,000,000 4.125% Fixed Rate Notes Due June 20, 2024

Any person making or intending to make an offer of the Euro Medium-Term Notes may only do so in circumstances in which no obligation arises for the Ford Motor Credit Company LLC (“Ford Credit”) or any Agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer.

This document constitutes the Pricing Supplement for the Euro Medium-Term Notes described herein. This document must be read in conjunction with the accompanying Prospectus and Prospectus Supplement. Full information on the Ford Credit and the offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus and Prospectus Supplement. Copies of the Prospectus and Prospectus Supplement may be obtained at no cost, by writing or telephoning Ford Credit’s principal executive offices at the following address: Ford Motor Credit Company LLC, One American Road, Dearborn, MI 48126, Attn: Corporate Secretary, 1-800-426-2888. Ford Credit’s SEC filings also are available to you at the SEC’s web site at http://www.sec.gov.

The Euro Medium-Term Notes offered hereby will be Fixed Rate Notes and senior securities as more fully described in the accompanying Prospectus and Prospectus Supplement.

1. Issuer:	Ford Motor Credit Company LLC

2. Trade Date:	June 13, 2019

3. Issue Date:	June 20, 2019 (T+5)

4. Stated Maturity:	June 20, 2024

5. Specified Currency:	Singapore Dollars (SGD$)

6. Principal Amount:	SGD$300,000,000

7. Minimum Denomination	SGD$250,000 and integral multiples thereof

8. Interest Rate:	4.125% Fixed Rate

9. Yield to Maturity:	4.125%

10. Price to Public:	100.000% of principal amount plus accrued interest from the Issue Date

11. Underwriting Discount:	0.350% of principal amount

12. Net Proceeds (Before Expenses) to Issuer[1]:	SGD$298,538,500

1  See Plan of Distribution.

13. Interest Payment Dates:	Semi-Annually on each June 20 and December 20, beginning December 20, 2019

14. Day Count Convention:	Actual/365 (Fixed)

15. Business Day Convention:	Adjusted, Modified Following

16. Regular Record Dates:	The fifteenth day (whether or not a Business Day) next preceding the applicable Interest Payment Date

17. Stabilization Agent:	The Hongkong and Shanghai Banking Corporation Limited, Singapore Branch

18. ISIN:	XS2008854650

19. Plan of Distribution:	Name	Principal Amount Of Notes
	DBS Bank Ltd.	SGD$100,000,000
	Standard Chartered Bank (Singapore) Limited	100,000,000
	The Hongkong and Shanghai Banking Corporation Limited, Singapore Branch	100,000,000
	Total	SGD$300,000,000

The above Agents have severally agreed to purchase the respective principal amount of Notes, opposite their names as principal, at a price of 99.650% plus accrued interest from June 20, 2019 if settlement occurs after that date.  In addition, Ford Credit has agreed with the Agents to pay a commission to certain private banks of  0.20% of the principal amount of the Notes sold to such private banks in connection with the distribution of the Notes to their clients.

It is expected that delivery of the Notes will be made against payment therefor on or about June 20, 2019, which will be the fifth business day following the date of pricing of the Notes (such settlement cycle being referred to herein as “T+5”). Under Rule 15c6-1 pursuant to the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next two trading days thereafter will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade those Notes on the date of pricing should consult their own advisor.

Each agent has represented and agreed that the prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the SFA) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA)  of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within 6 months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 of the SFA except:

(1) to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2) where no consideration is or will be given for the transfer;

(3) where the transfer is by operation of law;

(4) as specified in Section 276(7) of the SFA; or

(5) as specified in Regulation 37A  of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

SFA Product Classification — Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, Ford Credit has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are ‘‘prescribed capital markets products’’ (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Any reference to the SFA is a reference to the Securities and Futures Act, Chapter 289 of Singapore and a reference to any term as defined in the SFA or any provision in the SFA is a reference to that term as modified or amended from time to time including by such of its subsidiary legislation as may be applicable at the relevant time.

20.       Singapore Taxation:

The statements below are general in nature and are based on certain aspects of current tax laws in Singapore and administrative guidelines and circulars issued by the Monetary Authority of Singapore (“MAS”) in force as at the date of this pricing supplement and are subject to any changes in such laws, administrative guidelines or circulars, or the interpretation of those laws, guidelines or circulars, occurring after such date, which changes could be made on a retroactive basis. Neither these statements nor any other statements in this pricing supplement are intended or are to be regarded as advice on the tax position of any holder of the Notes or of any person acquiring, selling or otherwise dealing with the Notes or on any tax implications arising from the acquisition, sale or other dealings in respect of the Notes. The statements made herein do not purport to be a comprehensive or exhaustive description of all the tax considerations that may be relevant to a decision to purchase, own or dispose of the Notes and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities or financial institutions in Singapore which have been granted the relevant Financial Sector Incentive(s)) may be subject to special rules or tax rates. Prospective holders of the Notes are advised to consult their own tax advisers as to the Singapore or other tax consequences of the purchase, ownership or disposal of the Notes, including, in particular, the effect of any foreign, state or local tax laws to which they are subject. It is emphasised that none of Ford Credit and any other persons involved in the issuance of the Notes accepts responsibility for any tax effects or liabilities resulting from the subscription for, purchase, holding or disposal of the Notes.

Based on certain representations made to us by DBS Bank Ltd., Standard Chartered Bank (Singapore) Limited and The Hongkong and Shanghai Banking Corporation Limited, Singapore Branch, that each of them is a Financial Sector Incentive (Capital Market) Company or Financial Sector Incentive (Standard Tier) Company (as defined in the Income Tax Act, Chapter 134 of Singapore (“ITA”)) and they are the sole distributors for the issuance of the Notes, we believe that the Notes, when issued, will be qualifying debt securities (“QDS”) for purposes of the ITA to which the following treatment should apply.

Subject to certain prescribed conditions having been fulfilled (including the submission of a return on debt securities in respect of the Notes in the prescribed format to the MAS within such period as the MAS may specify and such other particulars in connection with the Notes as the MAS may require), interest, discount income (not including discount income from secondary trading), prepayment fee, redemption premium and break cost (collectively, the “Qualifying Income”) from the Notes derived by any company or body of persons (as defined in the ITA) in Singapore is subject to a concessionary tax rate of 10% (with the exception of certain entities which have been granted the relevant Financial Sector Incentive(s) which may be taxed at different rates).

However, notwithstanding the foregoing:

(i)           if during the primary launch of the Notes, the Notes are issued to less than four persons and 50% or more of the issue of the Notes is beneficially held or funded, directly or indirectly, by related parties of Ford Credit, the Notes would not qualify as QDS; and

(ii)         even though the Notes are QDS, if, at any time during the tenure of the Notes, 50% or more of the Notes which are outstanding at any time during the life of their issue is beneficially held or funded, directly or indirectly, by any related party(ies) of Ford Credit, Qualifying Income derived from the Notes held by (1) any related party of Ford Credit; or (2) any other person where the funds used by such person to acquire the Notes are obtained, directly or indirectly, from any related party of Ford Credit, shall not be eligible for the concessionary tax rate as described above.

The term “related party”, in relation to a person, means any other person who, directly or indirectly, controls that person, or is controlled, directly or indirectly, by that person, or where he and that other person, directly or indirectly, are under the control of a common person.

The terms “prepayment fee”, “redemption premium” and “break cost” are defined in the ITA as follows:

“prepayment fee”, in relation to debt securities and qualifying debt securities, means any fee payable by the issuer of the securities on the early redemption of the securities, the amount of which is determined by the terms of the issuance of the securities;

“redemption premium”, in relation to debt securities and qualifying debt securities, means any premium payable by the issuer of the securities on the redemption of the securities upon their maturity; and

“break cost”, in relation to debt securities and qualifying debt securities, means any fee payable by the issuer of the securities on the early redemption of the securities, the amount of which is determined by any loss or liability incurred by the holder of the securities in connection with such redemption.

References to “prepayment fee”, “redemption premium” and “break cost” in this Singapore tax disclosure have the same meaning as defined in the ITA.

Where interest, discount income, prepayment fee, redemption premium or break cost (i.e. the Qualifying Income) is derived from the Notes by any person who is not resident in Singapore and who carries on any operations in Singapore through a permanent establishment in Singapore, the tax exemption available for qualifying debt securities (subject to certain conditions) under the ITA shall not apply if such person acquires such Notes using the funds and profits of such person’s operations through a permanent establishment in Singapore. Any person whose interest, discount income, prepayment fee, redemption premium or break cost (i.e. the Qualifying Income) derived from the Notes is not exempt from tax (including for the reasons described above) shall include such income in a return of income made under the ITA.

Capital Gains

Any gains considered to be in the nature of capital made from the sale of the Notes will not be taxable in Singapore. However, any gains derived by any person from the sale of the Notes which are gains from any trade, business, profession or vocation carried on by that person, if accruing in or derived from Singapore, may be taxable as such gains are considered revenue in nature.

Holders of the Notes who apply or who are required to apply Singapore Financial Reporting Standard (“FRS”) 39, FRS 109 or Singapore Financial Reporting Standard (International) 9 (“SFRS(I) 9”) (as the case may be) for Singapore income tax purposes, may, be required to recognise gains or losses (not being gains or losses in the nature of capital) on the Notes, irrespective of disposal, in accordance with FRS 39, FRS 109 or SFRS(I) 9 (as the case may be). Please see the section below on “Adoption of FRS 39, FRS 109 or SFRS(I) 9 for Singapore Income Tax Purposes”.

Adoption of FRS 39, FRS 109 or SFRS(I) 9 for Singapore Income Tax Purposes

Section 34A of the ITA provides for the tax treatment for financial instruments in accordance with FRS 39 (subject to certain exceptions and “opt-out” provisions) to taxpayers who are required to comply with FRS 39 for financial reporting purposes. The Inland Revenue Authority of Singapore (“IRAS”) has issued a circular entitled “Income Tax Implications Arising from the Adoption of FRS 39 — Financial Instruments: Recognition and Measurement”.

FRS 109 or SFRS(I) 9 (as the case may be) is mandatorily effective for annual periods beginning on or after 1 January, 2018, replacing FRS 39. Section 34AA of the ITA requires taxpayers who comply or who are required to comply with FRS 109 or SFRS(I) 9 for financial reporting purposes to calculate their profit, loss or expense for Singapore income tax purposes in respect of financial instruments in accordance with FRS 109 or SFRS(I) 9 (as the case may be), subject to certain exceptions. The IRAS has also issued a circular entitled “Income Tax: Income Tax Treatment Arising from Adoption of FRS 109 – Financial Instruments”.

Holders of the Notes who may be subject to the tax treatment under Sections 34A or 34AA of the ITA should consult their own accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding or disposal of the Notes.